                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. NOTICE OF CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS DATED JULY 11, 2003 [ENGLISH TRANSLATION].

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: July 11, 2003

                              [English Translation]

(Note: This English translation of the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" (the original document is written in the Japanese language) is provided solely for the convenience of overseas shareholders. This English translation may differ from the original Japanese document. In the case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

                                                                   July 11, 2003

To Shareholders:

                          Notice of Convocation of the
                  Extraordinary General Meeting of Shareholders

Dear Sirs:

       You are hereby notified that the Extraordinary General Meeting of Shareholders of the Company will be held as stated below and you are respectfully requested to attend the meeting.

       You are hereby also requested, in the event of your inability to attend the aforesaid meeting, to study the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy below, to indicate on the Proxy Form enclosed herewith your approval or disapproval of each of the items on the agenda and to return to us the said form after affixing your seal thereto.

                               Yours faithfully,

                               49-7, Minami Ikebukuro 2-chome, Toshima-ku, Tokyo Crayfish Co., Ltd.
                               By: Kazuhiko Muraki
                               Representative Director and President

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                                  Particulars



1.   Date and Time:     10:00 a.m. on July 31, 2003 (Thursday)

2.   Place:             Meeting Room
                        12th Floor, Metropolitan Plaza Office Tower,
                        11-1 Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo


3.   Purposes of the Meeting:

     Matters to be resolved:

     First Item:

          Matter concerning Election of Three (3) Directors

     Second Item:

          Matter concerning Reduction of Paid-in Capital The substance of the
          Item is as described in the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy (page 5) below.

     Third Item:

          Matter concerning Reduction of Additional Paid-in Capital The substance of the Item is as described in the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy (page 5) below.

    Fourth Item:

          Matter concerning Reduction of Additional Paid-in Capital subject to Approval of Second Item. The substance of the Item is as described in the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy (page 6) below.





                                                                         - End -

--------------------------------------------------------------------------------
You are hereby requested that when you attend the meeting in person, please submit the enclosed Proxy Form to the receptionist at the place of the meeting.

REFERENCE DOCUMENT CONCERNING SOLICITATION FOR EXERCISE OF VOTING RIGHT BY PROXY


1.   Person who solicits for exercise of voting right by proxy:

     Crayfish Co., Ltd.
     Kazuhiko Muraki
     Representative Director and President

2.   Total number of voting rights held by shareholders:

     10,267

3.   Reference matters concerning items of business:

     First Item:  Matter concerning Election of Three (3) Directors.

          Since the terms of office of all of the three Directors will be fulfilled at the close of this general meeting of shareholders, it is proposed that three Directors be elected.

          The candidates for the Directors are as follows.

                                                                                                     Interests
                                                                                                      with the
     Name (Birth Date)                              Brief history                                      Company
----------------------- -------------------------------------------------------------------------- ---------------
                        April 1995 - joined Asahi Corporation.
                        September 1996 - joined Hikari Tsushin, Inc. and assigned to Mobile
                                      Communication Dept. Kanto Div.
                        September 1998 - became General Manager of Domestic Mobile Communication
                                      Agency Sales Dept., Hikari Tsushin, Inc.
                        July 1999 - became General Manager of Media Dept., Hikari Tsushin, Inc.
                        December 1999 - became General Manager of Business Development Dept.,
                                      Hikari Tsushin, Inc.
                        May 2000 - became General Manager of Mobile Business Sales Dept., Hikari
       Kazuhiko                       Tsushin, Inc.
        Muraki          September 2000 - became General Manager of Mobile Business Headquarters,
 (January 15, 1977)                   Hikari Tsushin, Inc.                                              None
                        August 2001- became Director of First Charge, Inc. (to present)
                        September 2001 - became Representative Director of Business Partner, Inc.
                        September 2001 - became Vice President of Five Any, Inc. (to present)
                        April 2002 - became Representative Director and President of GIAO Co.,
                                      Ltd.
                                      (to present)
                        June 2002- became Representative Director and President of Crayfish Co.,
                                       Ltd. (to present)
                        December 2002 - became Director of Best Partner, Inc. (to present)
                        March 2003 - became adjunct Director of Flexfirm, Inc (to present)
                        June 2003 - became Director of Hikari Tsushin, Inc. (to present)
----------------------- -------------------------------------------------------------------------- ---------------
                        April 1989 - joined Daiwa Securities Co., Ltd.
                        March 1996 - joined Interwave, Inc.
                        January 1999 - joined Hikari Tsushin, Inc.
                        May 2000 - became General Manager of Agency Strategy Dept., Hikari
                                      Tsushin, Inc.
        Fumio           September 2000 - became General Manager of Affiliate Business Financial         None
     Komatsubara                      Headquarters, Hikari Tsushin, Inc.
   (June 19, 1966)      September 2001 -became General Manager of Sales Promotion Dept., Hikari
                                      Tsushin, Inc.
                        June 2002-became Director and Chief Financial Officer of Crayfish Co.,
                                      Ltd. (to present)
----------------------- -------------------------------------------------------------------------- ---------------
                        April 1993 - joined Taiyosya, Inc.
                        November 1999 - joined Hikari Tsushin, Inc. and assigned to Internet
                                      Business Dept.
                        December 1999 - joined CalltoWeb, Inc. and assigned to Internet Business
                                      Dept.
                        February 2000 - became Manager of Solution Dept.,
                                      CalltoWeb, Inc.
  Masaaki Shimamura     November 2000 - became General Manager of Operating Planning Dept.,             None
  (January 5, 1969)                   CalltoWeb, Inc.
                        September 2001 - became Manager of Solution Dept., CalltoWeb, Inc.
                        June 2002 - became Director of Crayfish Co., Ltd. (to present)
----------------------- -------------------------------------------------------------------------- ---------------

Second Item:   Matter concerning Reduction of Paid-in Capital

     1. Amount to be reduced from Paid-in Capital

          The Paid-in Capital (JPY 8,062,325,000) will be reduced by JPY 7,495,640,000 and will be JPY 566,685,000.

     2. Method of reduction

          In connection with reduction of Paid-in Capital, distribution will be made to shareholders whose names have been entered or recorded in the last shareholders' register (including substantial shareholders register; the same shall apply hereinafter) as of August 18, 2003 ("Registration Date") according to the following calculation (Amount to be distributed to shareholders is JPY 7,495,640,000. However, the amount of actual distribution may be less due to rounding off of amounts less than JPY 1 as described below): (Calculation)

     Amount to be distributed per share (in JPY)

     = 7,495,640,000/Total number of common shares outstanding as of Registration Date (excluding treasury stock as of Registration Date)

     Amounts less than JPY 1 shall be disregarded in the payment to shareholders.

Third Item:    Matter concerning Reduction of Additional Paid-in Capital

     1. Amount to be reduced from Additional Paid-in Capital

          The Additional Paid-in Capital (JPY 7,344,661,736) will be reduced by JPY 5,134,000,000 and will be JPY 2,210,661,736.

     2. Method of reduction

          In connection with reduction of additional Paid-in Capital, distribution will be made to shareholders whose names have been entered or recorded in the last shareholders' register as of Registration Date according to the following calculation (Amount to be distributed to shareholders is JPY 5,134,000,000. However, the amount of actual distribution may be less due to rounding off of amounts less than JPY 1 as described below):

     (Calculation)

     Amount to be distributed per share (in JPY)

     = 5,134,000,000/Total number of common shares outstanding as of Registration Date

     (excluding treasury stock as of Registration Date) Amounts less than JPY 1 shall be disregarded in the payment to shareholders.

Fourth Item:   Matter concerning Reduction of Additional Paid-in Capital subject to Approval of Second Item.

     1. Amount to be reduced

          Subject to approval of Second Item above, in addition to Third Item, Additional Paid-in Capital will be reduced by JPY 1,745,560,000 and will be JPY 465,101,736.

     2. Method of reduction

          In connection with reduction of additional Paid-in Capital, distribution will be made to shareholders whose names have been entered or recorded in the last shareholders' register as of Registration Date according to the following calculation (Amount to be distributed to shareholders is JPY 1,745,560,000. However, the amount of actual distribution may be less due to rounding off of amounts less than JPY 1 as described below):

     (Calculation)

     Amount to be distributed per share (in JPY)

     = 1,745,560,000/Total number of common shares outstanding as of Registration Date (excluding treasury stock as of Registration Date)

     Amounts less than JPY 1 shall be disregarded in the payment to shareholders.

    [Reasons for Reduction of Paid-in Capital and Additional Paid-in Capital]

     The Company achieved net income for FY2002 principally through restructuring its operations including optimizing staff allocation, reducing surplus facilities, withdrawing from non-profitable operations and reducing costs of certain outsourced operations based upon "Business Revival Plan" ("Plan") announced on July 25, 2001. After the completion of the Plan, the Company has attempted to improve its efficiencies and to reduce costs while maintaining sound financial conditions. Moreover, the Company has been working on stabilizing and increasing its revenue in consideration of profitability. As a result, the cancellation of DESKWING subscribers has declined and it is expected that DESKWING business will become stable. In addition, software sales have been favorable. Therefore, the Company expects that it can maintain stable operations as a part of Hikari Tsushin, Inc. and its affiliated group. Due to the factors stated above, the foundation of the Company's operation has changed from anticipating future profits by prior investments to maintaining sustainable profitability and the Company has no plans to make large capital expenditures or invest in research and development. Furthermore the Company reached a memorandum of understanding with the plaintiffs in its class action lawsuits and on that basis believes that it will be able to avoid further significant litigation related costs.
     In the light of factors including present conditions, present or anticipated business size, margin of safety, and operational efficiency, the Company has concluded that the amount of funds it has exceeds an appropriate amount of funds. Moreover, the Company has received opinions from many shareholders in Japan and abroad in connection with distribution of surplus funds, which the Company sincerely considered. The Company responds to shareholders' demand with a distribution to the extent that the amount of distribution does not impact its continuing businesses and it has proposed the reduction of Paid-in Capital and Additional Paid-in Capital described above.

                                                                         - End -